Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to host presentation regarding three-year guidance and additional opportunities in portfolio on October 20, 2020

Toronto, Ontario, October 7, 2020 – Kinross Gold Corporation (TSX:K; NYSE:KGC) will host a presentation and question and answer session on October 20, 2020 from 10:00 a.m. – 12:00 p.m. ET to discuss operational details regarding the Company’s recently announced three-year guidance and additional opportunities in its portfolio.

The call-in numbers are as follows:

Canada & US toll-free – +1 (833) 968-2237; Passcode: 7245896

Outside of Canada & US – +1 (825) 312-2059; Passcode: 7245896

Replay (available up to 14 days after the call):

Canada & US toll-free – +1 (800) 585-8367; Passcode: 7245896

Outside of Canada & US – +1 (416) 621-4642; Passcode: 7245896

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will also be archived on www.kinross.com.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Chile, Ghana, Mauritania, and Russia. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations

phone: 416-365-3390

tom.elliott@kinross.com

Source: Kinross Gold Corp.

www.kinross.com